Via EDGAR

August 15, 2025

Securities and Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo S3 Private Markets Fund
File No. 811-23878
Filing of Fidelity Bond Pursuant to Rule 17g-1

Dear Commissioners:

On behalf of Apollo S3 Private Markets Fund (the “Fund”), a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

(i)	a copy of the Fund’s insured fidelity bond, attached hereto as Exhibit A; and

(ii)

a copy of the resolutions of a majority of the board of trustees who are not “interested persons” of the Fund (as defined in the 1940 Act) approving the amount, type, form and coverage of the fidelity bond, attached hereto as Exhibit B.

The premiums for the fidelity bond has been paid for the period of August 1, 2025 through August 1, 2026.

If you have any questions, please do not hesitate to contact me at 212.822.0509.

Kind regards,

/s/ Kristin Hester

Kristin Hester

Chief Legal Officer and Secretary

CERTIFICATE OF SECRETARY

The undersigned, Kristin Hester, Chief Legal Officer and Secretary of Apollo S3 Private Markets Fund, a Delaware statutory trust (the “Fund”), does hereby certify that:

1.

This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Fund’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2.

The undersigned is the duly elected, qualified and acting Chief Legal Officer and Secretary of the Fund, and has custody of the corporate records of the Fund and is a proper officer to make this certification.

3.

Attached hereto as Exhibit B is a copy of the resolutions approved by the Board of Trustees of the Fund, including a majority of the Board of the Trustees who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period August 1, 2025 to August 1, 2026.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 15th day of August, 2025.

/s/ Kristin Hester
Kristin Hester
Chief Legal Officer and Secretary